

INVESTOR PRESENTATION
January 2023

Important Information

ADDITIONAL INFORMATION
THIS DOCUMENT IS FOR INFORMATIONAL PURPOSES ONLY AND IT RELATES TO THE PROPOSED MERGER INVOLVING FIFTH WALL ACQUISITION CORP. III ("FWAC") AND MOBILE INFRASTRUCTURE CORP. ("MIC"). FWAC INTENDS TO FILE A REGISTRATION STATEMENT ON FORM S-4 WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC"), WHICH WILL INCLUDE A JOINT PROXY STATEMENT OF FWAC AND MIC AND THAT WILL CONSTITUTE A PROSPECTUS OF FWAC, REFERRED TO AS A JOINT PROXY STATEMENT/PROSPECTUS, AND EACH PARTY WILL FILE OTHER DOCUMENTS WITH THE SEC REGARDING THE PROPOSED TRANSACTION. A DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WILL ALSO BE SENT TO THE STOCKHOLDERS OF FWAC AND MIC, SEEKING ANY REQUIRED STOCKHOLDER APPROVALS. INVESTORS AND SECURITY HOLDERS OF FWAC AND MIC ARE URGED TO CAREFULLY READ THE ENTIRE JOINT PROXY STATEMENT/PROSPECTUS, WHEN IT BECOMES AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. THE DOCUMENTS FILED BY FWAC AND MIC WITH THE SEC MAY BE OBTAINED FREE OF CHARGE AT THE SEC'S WEBSITE AT WWW.SEC.GOV. ALTERNATIVELY, DOCUMENTS FILED BY FWAC, WHEN AVAILABLE, CAN BE OBTAINED FREE OF CHARGE FROM FWAC UPON WRITTEN REQUEST TO FIFTH WALL ACQUISITION CORP. III, 1 LITTLE WEST 12TH STREET, 4TH FLOOR, NEW YORK, NY 10014, AND DOCUMENTS FILED BY MIC, WHEN AVAILABLE, CAN BE OBTAINED FREE OF CHARGE FROM MIC UPON WRITTEN REQUEST TO MOBILE INFRASTRUCTURE CORPORATION, 30 W 4TH STREET, CINCINNATI, OHIO 45202.

PARTICIPANTS IN THE SOLICITATION
FWAC, MIC AND CERTAIN OF THEIR RESPECTIVE DIRECTORS AND EXECUTIVE OFFICERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES IN FAVOR OF THE APPROVAL OF THE MERGER AND RELATED MATTERS. INFORMATION REGARDING FWAC'S DIRECTORS AND EXECUTIVE OFFICERS IS CONTAINED IN THE SECTION OF FWAC'S FINAL IPO PROSPECTUS TITLED "MANAGEMENT", WHICH WAS FILED WITH THE SEC ON MAY 26, 2021, AND INFORMATION REGARDING MIC'S DIRECTORS AND EXECUTIVE OFFICERS IS CONTAINED IN THE SECTION OF MIC'S ANNUAL REPORT ON FORM 10-K TITLED "DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE", WHICH WAS FILED WITH THE SEC ON MARCH 30, 2022. ADDITIONAL INFORMATION REGARDING THE INTERESTS OF THOSE PARTICIPANTS AND OTHER PERSONS WHO MAY BE DEEMED PARTICIPANTS IN THE TRANSACTION MAY BE OBTAINED BY READING THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE. FREE COPIES OF THESE DOCUMENTS MAY BE OBTAINED AS DESCRIBED IN THE PRECEDING PARAGRAPH.

NO OFFER OR SOLICITATION
THIS DOCUMENT DOES NOT CONSTITUTE A SOLICITATION OF A PROXY, CONSENT, OR AUTHORIZATION WITH RESPECT TO ANY SECURITIES OR IN RESPECT OF THE PROPOSED TRANSACTION. THIS DOCUMENT ALSO DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OR A SOLICITATION OF ANY VOTE OR APPROVAL, NOR WILL THERE BE ANY SALE OF ANY SECURITIES IN ANY STATE OR JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH OTHER JURISDICTION. NO OFFERING OF SECURITIES WILL BE MADE EXCEPT BY MEANS OF A PROSPECTUS MEETING THE REQUIREMENTS OF SECTION 10 OF THE SECURITIES ACT OF 1933, AS AMENDED, OR AN EXEMPTION THEREFROM.

FORWARD-LOOKING STATEMENTS
THIS DOCUMENT CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 INCLUDING, BUT NOT LIMITED TO, FWAC'S AND MIC'S EXPECTATIONS OR PREDICTIONS OF FUTURE FINANCIAL OR BUSINESS PERFORMANCE OR CONDITIONS, MIC'S ASSETS OR OPERATIONS, THE ANTICIPATED BENEFITS OF THE PROPOSED TRANSACTION, THE EXPECTED COMPOSITION OF THE MANAGEMENT TEAM AND BOARD OF DIRECTORS FOLLOWING THE TRANSACTION, THE EXPECTED USE OF CAPITAL FOLLOWING THE TRANSACTION, INCLUDING MIC'S ABILITY TO ACCOMPLISH THE INITIATIVES OUTLINED ABOVE, THE EXPECTED TIMING OF THE CLOSING OF THE TRANSACTION AND THE EXPECTED CASH BALANCE OF THE COMBINED COMPANY FOLLOWING THE CLOSING. ANY FORWARD-LOOKING STATEMENTS HEREIN ARE BASED SOLELY ON THE EXPECTATIONS OR PREDICTIONS OF FWAC OR MIC AND DO NOT EXPRESS THE EXPECTATIONS, PREDICTIONS OR OPINIONS OF FIFTH WALL IN ANY WAY. FORWARD-LOOKING STATEMENTS ARE INHERENTLY SUBJECT TO RISKS, UNCERTAINTIES, AND ASSUMPTIONS, AND ANY FORWARD LOOKING STATEMENTS CONTAINED IN THIS DOCUMENT ARE PROVIDED FOR ILLUSTRATIVE PURPOSES AND ARE NOT FORECASTS AND MAY NOT REFLECT ACTUAL RESULTS. SUCH FORWARD-LOOKING STATEMENTS ARE NOT INTENDED TO SERVE AS, AND MUST NOT BE RELIED ON BY ANY INVESTOR AS, A GUARANTEE, AN ASSURANCE, A PREDICTION OR A DEFINITIVE STATEMENT OF FACT OR PROBABILITY. GENERALLY, STATEMENTS THAT ARE NOT HISTORICAL FACTS, INCLUDING STATEMENTS CONCERNING POSSIBLE OR ASSUMED FUTURE ACTIONS, BUSINESS STRATEGIES, EVENTS, OR RESULTS OF OPERATIONS, ARE FORWARD-LOOKING STATEMENTS. THESE STATEMENTS MAY BE PRECEDED BY, FOLLOWED BY, OR INCLUDE THE WORDS "BELIEVES," "ESTIMATES," "EXPECTS," "PROJECTS," "PREDICTS," "FORECASTS," "MAY," "WILL," "COULD," "SHOULD," "SEEKS," "PLANS," "SCHEDULED," "ANTICIPATES," "POTENTIAL," "INTENDS" OR "CONTINUE" OR SIMILAR EXPRESSIONS. SUCH FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES THAT MAY CAUSE ACTUAL EVENTS, RESULTS OR PERFORMANCE TO DIFFER MATERIALLY FROM THOSE INDICATED BY SUCH STATEMENTS. CERTAIN OF THESE RISKS ARE IDENTIFIED AND DISCUSSED IN THE SECTION OF FWAC'S ANNUAL REPORT ON FORM 10-K TITLED "RISK FACTORS," WHICH WAS FILED WITH THE SEC ON MARCH 30, 2022, AND IN THE SECTION OF MIC'S ANNUAL REPORT ON FORM 10-K TITLED "RISK FACTORS," WHICH WAS FILED WITH THE SEC ON MARCH 30, 2022 AND IN PART II, ITEM 1A "RISK FACTORS" IN MIC'S QUARTERLY REPORTS ON FORM 10-Q FILED ON MAY 16, 2022, AUGUST 15, 2022 AND NOVEMBER 18, 2022. THESE RISK FACTORS WILL BE IMPORTANT TO CONSIDER IN DETERMINING FUTURE RESULTS AND SHOULD BE REVIEWED IN THEIR ENTIRETY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON FWAC'S OR MIC'S MANAGEMENT'S CURRENT EXPECTATIONS AND BELIEFS, AS WELL AS A NUMBER OF ASSUMPTIONS CONCERNING FUTURE EVENTS. HOWEVER, THERE CAN BE NO ASSURANCE THAT THE EVENTS, RESULTS, OR TRENDS IDENTIFIED IN THESE FORWARD-LOOKING STATEMENTS WILL OCCUR OR BE ACHIEVED. FORWARD-LOOKING STATEMENTS SPEAK ONLY AS OF THE DATE THEY ARE MADE, AND NEITHER FWAC NOR MIC IS UNDER ANY OBLIGATION AND EXPRESSLY DISCLAIM ANY OBLIGATION, TO UPDATE, ALTER OR OTHERWISE REVISE ANY FORWARD-LOOKING STATEMENT, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS, OR OTHERWISE, EXCEPT AS REQUIRED BY LAW. READERS SHOULD CAREFULLY REVIEW THE STATEMENTS SET FORTH IN THE REPORTS, WHICH FWAC AND MIC HAS FILED OR WILL FILE FROM TIME TO TIME WITH THE SEC.

NON-GAAP FINANCIAL MEASURES
THIS DOCUMENT, AND STATEMENTS MADE IN CONNECTION WITH THIS DOCUMENT, REFER TO NON-GAAP FINANCIAL MEASURES, INCLUDING EBITDA, PROPERTY OPERATING EXPENSES, GENERAL & ADMINISTRATIVE EXPENSES, NET OPERATING INCOME, REVENUE PER AVAILABLE SPACE, AND UNLEVERAGED YIELD. THESE MEASURES ARE NOT PREPARED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA ("GAAP") AND HAVE IMPORTANT LIMITATIONS AS ANALYTICAL TOOLS. NON-GAAP FINANCIAL MEASURES ARE SUPPLEMENTAL, SHOULD ONLY BE USED IN CONJUNCTION WITH RESULTS PRESENTED IN ACCORDANCE WITH GAAP AND SHOULD NOT BE CONSIDERED IN ISOLATION OR AS A SUBSTITUTE FOR SUCH GAAP RESULTS.

Important Information (Cont'd)

FORWARD-LOOKING STATEMENTS (CONT'D)

IN ADDITION TO FACTORS PREVIOUSLY DISCLOSED IN FWAC'S AND MIC'S REPORTS FILED WITH THE SEC, INCLUDING FWAC'S AND MIC'S MOST RECENT REPORTS ON FORM 8-K AND ALL ATTACHMENTS THERETO, WHICH ARE AVAILABLE, FREE OF CHARGE, AT THE SEC'S WEBSITE AT WWW.SEC.GOV, AND THOSE IDENTIFIED ELSEWHERE IN THIS DOCUMENT, THE FOLLOWING FACTORS, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM FORWARD-LOOKING STATEMENTS OR HISTORICAL PERFORMANCE: RISKS AND UNCERTAINTIES RELATED TO THE INABILITY OF THE PARTIES TO SUCCESSFULLY OR TIMELY CONSUMMATE THE MERGER, INCLUDING THE RISK THAT ANY REQUIRED REGULATORY APPROVALS OR STOCKHOLDER APPROVALS OF FWAC OR MIC ARE NOT OBTAINED, ARE DELAYED OR ARE SUBJECT TO UNANTICIPATED CONDITIONS THAT COULD ADVERSELY AFFECT THE COMBINED COMPANY OR THE EXPECTED BENEFITS OF THE MERGER IS NOT OBTAINED, FAILURE TO REALIZE THE ANTICIPATED BENEFITS OF THE MERGER, RISKS RELATED TO MIC'S ABILITY TO EXECUTE ON ITS BUSINESS STRATEGY, ATTAIN ITS INVESTMENT STRATEGY OR INCREASE THE VALUE OF ITS PORTFOLIO, ACT ON ITS PIPELINE OF ACQUISITIONS, ATTRACT AND RETAIN USERS, DEVELOP NEW OFFERINGS, ENHANCE EXISTING OFFERINGS, COMPETE EFFECTIVELY, AND MANAGE GROWTH AND COSTS, THE DURATION AND GLOBAL IMPACT OF COVID-19, THE POSSIBILITY THAT FWAC OR MIC MAY BE ADVERSELY AFFECTED BY OTHER ECONOMIC, BUSINESS AND/OR COMPETITIVE FACTORS, THE NUMBER OF REDEMPTION REQUESTS MADE BY FWAC'S PUBLIC STOCKHOLDERS, THE ABILITY OF MIC AND THE COMBINED COMPANY TO LEVERAGE FIFTH WALL'S LIMITED PARTNER AND OTHER COMMERCIAL RELATIONSHIPS TO GROW MIC'S CUSTOMER BASE (WHICH IS NOT THE SUBJECT OF ANY LEGALLY BINDING OBLIGATION ON THE PART OF FIFTH WALL OR ANY OF ITS PARTNERS OR REPRESENTATIVES), THE ABILITY OF MIC AND THE COMBINED COMPANY TO LEVERAGE ITS RELATIONSHIP WITH ANY OTHER MIC INVESTOR (INCLUDING INVESTORS IN THE PROPOSED PIPE TRANSACTION) TO GROW MIC'S CUSTOMER BASE, THE ABILITY OF THE COMBINED COMPANY TO MEET NASDAQ'S LISTING STANDARDS (OR THE STANDARDS OF ANY OTHER SECURITIES EXCHANGE ON WHICH SECURITIES OF THE PUBLIC ENTITY ARE LISTED) FOLLOWING THE MERGER, THE INABILITY TO COMPLETE THE PRIVATE PLACEMENT OF COMMON STOCK OF FWAC TO CERTAIN INSTITUTIONAL ACCREDITED INVESTORS, THE RISK THAT THE ANNOUNCEMENT AND CONSUMMATION OF THE TRANSACTION DISRUPTS MIC'S CURRENT PLANS AND OPERATIONS, COSTS RELATED TO THE TRANSACTION, CHANGES IN APPLICABLE LAWS OR REGULATIONS, THE OUTCOME OF ANY LEGAL PROCEEDINGS THAT MAY BE INSTITUTED AGAINST FWAC, MIC, OR ANY OF THEIR RESPECTIVE DIRECTORS OR OFFICERS, FOLLOWING THE ANNOUNCEMENT OF THE TRANSACTION, THE ABILITY OF FWAC OR THE COMBINED COMPANY TO ISSUE EQUITY OR EQUITY-LINKED SECURITIES IN CONNECTION WITH THE PROPOSED MERGER OR IN THE FUTURE, THE FAILURE TO REALIZE ANTICIPATED PRO FORMA RESULTS AND UNDERLYING ASSUMPTIONS, INCLUDING WITH RESPECT TO ESTIMATED STOCKHOLDER REDEMPTIONS AND PURCHASE PRICE AND OTHER ADJUSTMENTS; AND THOSE FACTORS DISCUSSED IN DOCUMENTS OF FWAC AND MIC FILED, OR TO BE FILED, WITH THE SEC.

ADDITIONAL FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED IN FORWARD-LOOKING STATEMENTS CAN BE FOUND IN FWAC'S AND MIC'S MOST RECENT REPORTS ON FORM 8-K, WHICH ARE AVAILABLE, FREE OF CHARGE, AT THE SEC'S WEBSITE AT WWW.SEC.GOV, AND WILL ALSO BE PROVIDED IN FWAC'S JOINT PROXY STATEMENT/PROSPECTUS, WHEN AVAILABLE. ANY FINANCIAL PROJECTIONS IN THIS DOCUMENT ARE FORWARD-LOOKING STATEMENTS THAT ARE BASED ON ASSUMPTIONS THAT ARE INHERENTLY SUBJECT TO SIGNIFICANT UNCERTAINTIES AND CONTINGENCIES, MANY OF WHICH ARE BEYOND FWAC'S AND MIC'S CONTROL. WHILE ALL PROJECTIONS ARE NECESSARILY SPECULATIVE, FWAC AND MIC BELIEVE THAT THE PREPARATION OF PROSPECTIVE FINANCIAL INFORMATION INVOLVES INCREASINGLY HIGHER LEVELS OF UNCERTAINTY THE FURTHER OUT THE PROJECTION EXTENDS FROM THE DATE OF PREPARATION. THE ASSUMPTIONS AND ESTIMATES UNDERLYING THE PROJECTED RESULTS ARE INHERENTLY UNCERTAIN AND ARE SUBJECT TO A WIDE VARIETY OF SIGNIFICANT BUSINESS, ECONOMIC AND COMPETITIVE RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE PROJECTIONS. THE INCLUSION OF PROJECTIONS IN THIS DOCUMENT SHOULD NOT BE REGARDED AS AN INDICATION THAT FWAC AND MIC, OR THEIR REPRESENTATIVES, CONSIDERED OR CONSIDER THE PROJECTIONS TO BE A RELIABLE PREDICTION OF FUTURE EVENTS.

THIS DOCUMENT IS NOT INTENDED TO BE ALL-INCLUSIVE OR TO CONTAIN ALL THE INFORMATION THAT A PERSON MAY DESIRE IN CONSIDERING AN INVESTMENT IN FWAC OR MIC AND IS NOT INTENDED TO FORM THE BASIS OF AN INVESTMENT DECISION IN FWAC OR MIC. ALL SUBSEQUENT WRITTEN AND ORAL FORWARD-LOOKING STATEMENTS CONCERNING FWAC AND MIC, THE PROPOSED TRANSACTION, OR OTHER MATTERS AND ATTRIBUTABLE TO FWAC AND MIC OR ANY PERSON ACTING ON THEIR BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS ABOVE.

IMPORTANT INFORMATION ABOUT FIFTH WALL

IN THESE MATERIALS (INCLUDING ANY ACCOMPANYING VIDEO OR AUDIO MATERIALS), REFERENCES TO "FIFTH WALL" AND "FIFTH WALL GROUP" GENERALLY REFER TO FIFTH WALL ASSET MANAGEMENT, LLC, AND FIFTH WALL VENTURES MANAGEMENT, LLC, COLLECTIVELY WITH THEIR AFFILIATES AND ANY INVESTMENT FUNDS, INVESTMENT VEHICLES OR ACCOUNTS MANAGED OR ADVISED BY ANY OF THE FOREGOING (EACH SUCH FUND, VEHICLE OR ACCOUNT, A "FIFTH WALL FUND"). FWAC IS SPONSORED BY FIFTH WALL ACQUISITION SPONSOR III LLC (THE "FWAC SPONSOR"), WHICH IS AN AFFILIATE OF FIFTH WALL. HOWEVER, FWAC IS AN INDEPENDENT PUBLICLY-TRADED COMPANY, AND NOT A MEMBER OF FIFTH WALL OR THE FIFTH WALL GROUP. FIFTH WALL HAS NOT AND IS NOT PROVIDING INVESTMENT ADVICE TO ANY PERSON IN CONNECTION WITH THE MATTERS CONTEMPLATED HEREIN, INCLUDING FWAC, FWAC SPONSOR OR MIC.

EXCEPT FOR CERTAIN LIMITED OBLIGATIONS OF THE FWAC SPONSOR RELATED TO THE DISPOSITION OF ITS FOUNDER SHARES IN FWAC, FIFTH WALL IN NOT A PARTY TO THE PROPOSED TRANSACTION AGREEMENTS BETWEEN FWAC AND MIC OR RELATED TRANSACTIONS. **NEITHER FIFTH WALL, NOR ANY OF ITS PARTNERS, EMPLOYEES OR OTHER REPRESENTATIVES WILL HAVE AT ANY TIME ANY LEGAL OBLIGATION OR COMMITMENT TO ANY PERSON (INCLUDING MIC) TO PROMOTE, ADVERTISE, MARKET, OR SUPPORT THE PRODUCTS, SERVICES, BUSINESS OR OPERATIONS OF MIC OR THE COMBINED COMPANY. FIFTH WALL'S POSITION FOLLOWING CONSUMMATION OF THE PROPOSED MERGER WILL BE THAT OF AN INVESTOR IN THE COMBINED COMPANY UNTIL SUCH TIME AS FIFTH WALL MAY, SUBJECT TO ITS CONTRACTUAL OBLIGATIONS, DISPOSE OF ITS SHARES IN THE COMBINED COMPANY.**

THIS MATERIAL IS NEITHER AN OFFER TO SELL NOR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY IN ANY FIFTH WALL FUND, AND MAY NOT BE USED OR RELIED UPON IN CONNECTION WITH ANY OFFER OR SOLICITATION. A PRIVATE OFFERING OF INTERESTS IN A FIFTH WALL FUND MAY ONLY BE MADE BY SUCH FIFTH WALL FUND PURSUANT TO THE OFFERING DOCUMENTS FOR SUCH FIFTH WALL FUND, WHICH WILL CONTAIN ADDITIONAL INFORMATION ABOUT THE INVESTMENT OBJECTIVES, TERMS, AND CONDITIONS OF AN INVESTMENT IN SUCH FIFTH WALL FUND AND ALSO CONTAIN TAX INFORMATION AND RISK DISCLOSURES THAT ARE IMPORTANT TO ANY INVESTMENT DECISION REGARDING SUCH FIFTH WALL FUND. THE INFORMATION CONTAINED IN THIS MATERIAL IS SUPERSEDED BY, AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO, SUCH OFFERING DOCUMENTS. THIS COMMUNICATION IS INTENDED ONLY FOR PERSONS RESIDENT IN JURISDICTIONS WHERE THE DISTRIBUTION OR AVAILABILITY OF THIS COMMUNICATION WOULD NOT BE CONTRARY TO APPLICABLE LAWS OR REGULATIONS.

PAST PERFORMANCE OR ACTIVITIES ARE NOT NECESSARILY INDICATIVE OF FUTURE RESULTS, AND THERE CAN BE NO ASSURANCE THAT ANY FIFTH WALL FUND WILL ACHIEVE RESULTS COMPARABLE TO THOSE PRESENTED HEREIN, OR THAT ANY FIFTH WALL FUND WILL BE ABLE TO IMPLEMENT ITS INVESTMENT STRATEGIES OR ACHIEVE ITS INVESTMENT OBJECTIVES. A FIFTH WALL FUND'S INVESTMENT AND APPLICABLE INVESTMENT RESTRICTIONS MAY DIFFER FROM THOSE HISTORICALLY EMPLOYED BY FIFTH WALL, AND ECONOMIC CONDITIONS MAY DIFFER MATERIALLY FROM THE CONDITIONS UNDER WHICH ANY OTHER INVESTMENT FUND, INVESTMENT VEHICLE OR ACCOUNT MANAGED OR ADVISED BY FIFTH WALL HAS PREVIOUSLY INVESTED. THE INVESTMENTS, TRANSACTIONS AND OPERATIONAL ACTIVITIES OF FIFTH WALL CONTAINED IN THIS MATERIAL, IF ANY, ARE SHOWN FOR ILLUSTRATIVE PURPOSES ONLY OF THE TYPES OF INVESTMENTS, TRANSACTIONS AND ACTIVITIES THAT HAVE HISTORICALLY BEEN UNDERTAKEN BY FIFTH WALL, ITS AFFILIATES AND THEIR RESPECTIVE OFFICERS, DIRECTORS, PARTNERS, MEMBERS, EMPLOYEES AND/OR ADVISORS.

Table of contents

MOBILE INFRASTRUCTURE

1 TRANSACTION OVERVIEW



MOBILE INFRASTRUCTURE REPRESENTS AN ATTRACTIVE RISK/REWARD PROFILE: A COMPELLING GROWTH STORY WITH DOWNSIDE PROTECTION AS A RESULT OF ITS OWNED-ASSET PORTFOLIO



Why parking?

- ✓ Attractive rent and cash flow characteristics
- ✓ Inflation-protected business model with strong macro tailwinds
- ✓ Fragmented ownership presents opportunity for consolidation
- ✓ Analog industry ripe for tech-enablement
- ✓ Downside protection with real asset value

Why Mobile Infrastructure?

- ✓ Diversified portfolio with meaningful scale
- ✓ Superior management team
- ✓ Long operating track record
- ✓ Opportunity to leverage technology to drive internal growth
- ✓ Attractive lease structures and strong operator relationships provide upside

FWAC has studied the landscape of parking owners & operators as well as parking technology and we believe that Mobile Infrastructure is the right partner and platform to help redefine the industry



Why FWAC?

Provides us access to Fifth Wall, the leading VC firm investing in Built World technology

- Ability to leverage Fifth Wall's expertise and unparalleled access to technology solutions

- Access to leading capital partners and proprietary M&A targets

- History of bridging gap between analog businesses and technology

Transaction with FWAC provides efficient access to public markets

- Liquidity for existing MIC shareholder base

- MIC to be the first pure-play parking owner of scale in the public markets

OPPORTUNITY TO CREATE A "NEXT-GENERATION" PARKING PLATFORM

Transaction structure with strong alignment between MIC and FWAC

ILLUSTRATIVE SOURCES & USES

($ in millions)

Transaction Sources [1]	
Cash in Trust	$276
PIPE Proceeds	$60
Total	**$336**

Transaction Uses [1]	
Cash to Balance Sheet	$227
Paydown of Revolving Credit Facility	$74
Transaction Costs	$15
Accrued Preferred Stock Distributions	$8
Deferred Underwriters Fees	$10
Payables	$3
Total	**$336**

Illustrative PF Ownership [2]



- PIPE Investors 13%
- FWAC Sponsor 2%
- SPAC Equity Holders 44%
- MIC Holders 41%

TRANSACTION FEATURES

- Key transaction features:

  1 Focused on alignment of interest (see next page)

  2 No minimum cash closing condition

  3 FWAC has warrantless structure

  4 Meaningful MIC insider ownership

  5 Fifth Wall co-founder, Brad Greiwe, expected to join the Board of Directors

  6 Company is an existing public filer

> Initial forfeiture of 20% of Sponsor's founder shares with remainder to vest at significant premium to current share price [3]

Notes:
1. Assumes SPAC transaction is consummated at approximately $15.00 per existing MIC share (based on current capitalization and excluding MIC preferred equity, warrants, and unvested incentive equity), with no SPAC shareholder redemptions; also assumes $10mm PIPE from MIC shareholder, along with illustrative additional $50M of PIPE capital.
2. Calculations for pro-forma ownership based on value of $10.00 per FWAC share, assuming no SPAC shareholder redemptions. Shares to Sponsor are inclusive of 907,000 private placement shares and 120,000 shares previously granted to the Directors of FWAC, but exclude founder shares subject to vesting or forfeiture. Calculation also excludes MIC preferred equity, warrants, and unvested incentive equity.
3. Initial forfeiture does not include the potential of up to 1) 2,062,500 founder shares that may be transferred to third parties and 2) 1,317,500 founder shares subject to forfeiture if cash proceeds from FWAC's trust account, PIPE investments (excluding MIC insiders) and other third-party financing at closing are less than $40,000,000.

MOBILE INFRASTRUCTURE

Transaction structure designed to align interests of all stakeholders

NO SECONDARY PROCEEDS

- All existing MIC shareholders will convert their shares into shares of the pro-forma entity

FOUNDER SHARES

- Initial forfeiture of 20% of Sponsor's founder shares[1] with remainder to vest in an earn-out at significant premiums to current share price
  - Shares that Sponsor is eligible to earn expire if strike prices are not achieved by target dates

MANAGEMENT TEAM COMPENSATION

- Management compensation is aligned
  - MIC's CEO has elected to receive 100% of 2023 compensation in stock
  - Restructured incentive compensation to align with Sponsor founder shares earn-out

INITIAL PIPE COMMITMENT

- The transaction is further supported by a $10M PIPE investment from No Street Capital, an existing MIC shareholder
  - In conjunction with the commitment, 1/6 of shares received are Sponsor founder shares with vesting at similar terms to the Sponsor

Notes:
1. Initial forfeiture does not include the potential of up to 1) 2,062,500 founder shares that may be transferred to third parties and 2) 1,317,500 founder shares subject to forfeiture if cash proceeds from FWAC's trust account, PIPE investments (excluding MIC insiders) and other third-party financing at closing are less than $40,000,000.

MOBILE INFRASTRUCTURE

9

MOBILE
INFRASTRUCTURE

2 PARKING IS A COMPELLING ASSET CLASS

The U.S. parking industry is massive



~$131 billion annual parking revenue [1]



~1 billion parking spaces in the U.S. [1]



~1% of U.S. GDP [1]

Industry comparison
(*annual revenue*) [2]

~$57B Auto maintenance industry

~$23B Amusement park industry

~$9B Car wash industry

Notes:
1. Source: EY''s *Economic Contributions of the US Parking Industry*, July 2020. Data as of 2018.
2. Goldman Sachs Equity Research initiating coverage reports: "Driven Brands Holdings", February 2021, and "Americas Amusement Parks", May 2020.

MOBILE INFRASTRUCTURE

Given parking asset ownership dynamics, there is a meaningful value unlock opportunity



~70M paid parking spaces [1]

~70M paid parking spaces

~1 billion parking spaces in the U.S.

~64.5M spaces independently operated

~5.5M spaces operated by the 4 largest operators [2]

Paid independent spaces	65M
Annual RevPAS	$2,000
Total market potential revenue	**$130B**
Illustrative NOI margin	70%
Total NOI *	**$91B**
Illustrative cap rate (%)	6.5%
Opportunity size	**~$1.4T**

Even 1% of the non-institutional paid parking market represents a multi-billion dollar opportunity

* This is a non-GAAP financial measure. Please see "Non-GAAP definitions" page for further detail.

Notes:
1. Source: EY"s *Economic Contributions of the US Parking Industry*, July 2020. Data as of 2018. Note that ~70M conservatively assumes ~7% of all parking spaces in the U.S. are paid, as supported by the EY report.
2. Source: Sums the parking spaces operated by LAZ Parking, SP+, REEF Technologies, and ABM Parking. Note that ABM 's number of parking spaces operated is estimated using the revenue generated at their parking facilities (from company website) and dividing by the average annual revenue per parking space in the U.S. of $1,943 in 2018, as provided by the above EY report. The three other operators' figures are taken from operator websites.

Constrained supply in addition to a highly fragmented market create a favorable backdrop for consolidation

1 Land scarcity, rising development costs, and zoning restrictions may **limit growth of new supply**

2 While there are **~1 billion parking spaces** in the US, most owners are estimated to own between **1 and 5 facilities**

3 Many asset owners may seek liquidity, and we expect them to monetize assets through the **sale and outsourcing of parking assets**

4 Given the **fragmented** nature of the industry, many transactions are off-market and relationship-driven, allowing for **attractive acquisition cap rates**

5 In addition, our more active, hands-on approach to asset management can generate **favorable opportunities to unlock value**

MOBILE INFRASTRUCTURE IS WELL-POSITIONED TO PURSUE GROWTH THROUGH CONSOLIDATION

> Many parking assets are **undermanaged** with **highly fragmented ownership**



Opportunity to scale and consolidate sector

"Attached parking" owners

Parking is often ancillary at best for owners of other real estate asset classes with "attached parking"

Few pure-play owners with scale

"Mom & Pop" Owners

Many owners in the market lack capital and capability to scale

Institutional Parking Owners

Scale

Operational Capability

14

Preferences have evolved as a result of the pandemic...

PUBLIC TRANSIT REMAINS MUTED...



...WHILE VEHICLE USAGE IS AT AN ALL-TIME HIGH



AND RESTAURANTS ARE BUSIER THAN 2019...



...WITH EVENT ATTENDANCE ABOVE HISTORICAL AVERAGE



Source: FRED public ridership data through Sept-22, FRED vehicle miles data through Oct-22, Opentable restaurant data (averaged quarterly), and LiveNation annual attendance
Note: Event attendance historical average of ~50M is for the period 2012-2019.

MOBILE INFRASTRUCTURE

... which has resulted in secular tailwinds behind the industry



Transient revenue drivers are at or above pre-pandemic levels
Leisure & travel and eating out have rebounded



Evolving preferences in working habits
Hybrid work presents opportunities for new flexible membership products (e.g., 2, 3, 5-day passes) that free up additional capacity and feature higher rates. Data suggests more workers prefer to commute by car vs. public transit



Acceleration of technological adoption
The pandemic accelerated the adoption of technology like contactless parking and payment and opened the door to increased integration between hardware and software

THE PANDEMIC HAS GIVEN WAY TO "PARKING 2.0"

MOBILE INFRASTRUCTURE

16

Parking has unique real estate characteristics

	Parking	Self-Storage	Lodging	Residential	Office
High Contribution Margin	✓✓	✓✓	✓	–	✗
Inflation Protection	✓✓	✓	✓	✗	✗
Price Inelasticity	✓✓	✗	✗	✗	✗
Alternative Use Potential	✓✓	–	–	–	–
Low Labor Requirements	✓✓	✓	✗	–	✗
Low Recurring Capex	✓✓	✓	✗	✗	✗
High Barrier-to-Entry	✓✓	✗	–	–	–

➤ The ability to change rates daily and a low-cost structure provide **superior upside** and **inflation protection** compared to other forms of real estate

MOBILE INFRASTRUCTURE   17

MOBILE
INFRASTRUCTURE

3 PILLARS OF AN ATTRACTIVE PARKING PLATFORM

Defining the pillars of an attractive parking platform

 Assets proximate to **multiple demand drivers**

 Diversity in demand drivers unlocks **flexibility** and asset management **optimization potential**. Convenience is king, making demand inelastic

 Sufficient **scale** in micro-markets

 Scale in a micro-market, by way of a large asset or multiple smaller assets, leads to **pricing power**

 **Data** transparency and **technology**

 Collecting and leveraging data through **technology** is critical to **effective asset management**

Parking demand drivers

> Different demand drivers generate different revenue profiles and assets with multiple benefit from 24/7 demand and an attractive revenue mix

MULTIFAMILY & OFFICE

RETAIL

EVENTS & VENUES

HOTEL

GOV'T, INSTITUTION & HOSPITAL











Sticky contract parking

Transient parking revenue

High-rate event revenue

Overnight & valet revenue

Workforce & visitor revenue

ASSETS WITH MULTIPLE DEMAND DRIVERS ARE TYPICALLY IN URBAN INFILL LOCATIONS WITH HIGH BARRIERS TO ENTRY

MOBILE
INFRASTRUCTURE

20

Illustrative day in the life of a parking stall with multiple demand drivers

8 A.M. – 5 P.M.
Monthly parker arrives and goes to work at her office down the block

6 P.M. – 9 P.M.
Transient parker arrives to have dinner around the corner



Diverse demand drivers are key to unlocking 24/7 usage

11:00 P.M. – 7:30 A.M.
Nearby hotel guest from across the street comes to park overnight

Nights & Weekends
Event parker pulls in to watch the Bengals clinch AFC North

Source: MIC Management.

Parking assets are evaluated on a block-by-block basis...

> It's not just about market selection, **it's about demand drivers**

- Sticky monthly parkers from nearby office towers

- Multiple drivers of transient parking including hotels, retail, and government

- Nighttime and weekend demand from proximity to Bengals and Reds stadiums



DOWNTOWN CINCINNATI

MIC Case study: Mabley Place Garage – Cincinnati, OH

NFL Stadium

MLB Stadium

Source: MIC Management.

22

… and building scale in submarkets is critical

❯ Density and scale in a given market drive **pricing power**

- Adding scale in markets facilitates macro-level pricing and control in specific sub-markets

- Density allows owners to capture the majority of market share from proximate demand drivers

MIC Case study: Mabley Place Garage – Cincinnati, OH



DOWNTOWN CINCINNATI



Source: MIC Management.

PARKING IS A HISTORICALLY ANALOG INDUSTRY WITH A LACK OF DATA TRANSPARENCY



STATUS QUO APPROACH

DATA COLLECTION

- Main focus on current cash flow
- No underlying data on KPI's like rate and utilization
- No proper segmentation of revenue

CUSTOMERS

- Operators own customers and customer relationships

OUTCOME

- Lack of data collection translates into poor understanding of asset management levers



THE RIGHT APPROACH

DATA COLLECTION

- Processes in place to collect key data points and drivers of revenue
- **Proper understanding** of revenue segments (e.g., monthly, transient, hotel, event, etc.)

CUSTOMERS

- Owners and assets should drive **"stickiness"** not captivity to operators

OUTCOME

- Data transparency both at the asset-level and the customer-level drives **insights** and **actionable asset management initiatives**

The right approach can lead to significant benefits for owners

P1

Attractive rent and cash flow characteristics
Attractive in an inflationary environment with visibility from contractual revenue and upside from transient

P2

24/7 demand
Assets with multiple demand drivers can benefit from round-the-clock demand and utilization greater than 100%


Multifamily


Commerce


Events & Venues


Hospitality


Gov't & Institution

P3

Meaningful upside capture
Small changes lead to big differences, and ~90% contribution margins under MIC's lease structure equate to high EBITDA* conversion

P4

Longer-tail opportunities
Parking has historically underinvested in technology and is well-positioned for tech-enablement opportunities to generate ancillary revenue and improve experience

* EBITDA is a non-GAAP financial measure. Please see "Non-GAAP Definitions" page for further detail.

MOBILE INFRASTRUCTURE   25

MOBILE

INFRASTRUCTURE

4

MOBILE INFRASTRUCTURE AT A GLANCE

Mobile Infrastructure at a glance



 # Assets in market

Single asset

44 PARKING FACILITIES	**25 / 19** LOTS / GARAGES
22 MARKETS	**15,750** PARKING spaces
2.9M AVG. MSA POPULATION	**~5.4M** SQUARE FEET OF PARKING SPACE

❯ Mobile Infrastructure is a large-scale, **institutional-quality, mobility-focused parking owner**

❯ **Over 40 years** of combined mgmt. team experience and relationships in parking

❯ Focus on **top 50 MSAs** and a value-add **asset management** approach

Source: MIC Management. Data as of September 30, 2022.

Portfolio by Asset Type[1]



Surface Lot 19%

Parking Garage 81%

Portfolio by State[1]



Other 9%
IN 3%
CO 3%
OK 3%
MN 5%
CT 6%
MO 6%
IL 7%
MI 8%
OH 28%
TX 22%

DIVERSIFIED PORTFOLIO WITH STRONG DEMOGRAPHICS

Strong geographic diversification

Multiple and diverse demand drivers

Source: MIC Management. Data as of September 30, 2022.
Notes:
1.   On the basis of parking spaces.

MOBILE INFRASTRUCTURE   28

Overview of Top Ten Assets

Name	Location	% of Total Spaces	% of Rental Income	Demand Drivers				
				Multifamily	Commerce	Events	Hospitality	Govt.
322 Streeter	Chicago, IL	7.3%	18.0%	✓	✓	✓	✓	✓
Renaissance Garage	Detroit, MI	8.1%	15.3%		✓	✓	✓	✓
Mabley Place	Cincinnati, OH	4.9%	6.1%	✓	✓	✓	✓	
Ft. Worth Taylor	Fort Worth, TX	6.4%	5.0%	✓	✓			✓
Houston Preston	Houston, TX	3.4%	5.0%		✓	✓		✓
222W7	Cincinnati, OH	10.3%	5.0%	✓	✓	✓	✓	
1W7	Cincinnati, OH	4.9%	3.7%	✓	✓	✓	✓	
Denver Residence Inn	Denver, CO	2.9%	3.6%	✓	✓			
St. Louis Cardinal Lot	St. Louis, MO	2.4%	3.3%		✓	✓		
New Orleans Rampart	New Orleans, LA	0.5%	2.4%		✓		✓	✓
Subtotal of Portfolio		**51.0%**	**67.6%**					

> Top ten assets are well-located with attractive lease structures, creating **opportunity for further upside through proper asset management and technology**

Source: MIC Management. Data as of September 30, 2022.

Superior management team with deep relationships in parking...

› **Over 40 years** of combined industry experience in parking

› Supported by **14 employees** across functions



Manuel Chavez
CEO

- Founder of Bombe Asset Management

- Formerly CEO at Parking Company of America, where he oversaw 1,100 employees across 15 markets

- Previously built the second largest airport parking portfolio in the United States, with $600mm in asset value

- 20+ years of investing experience, including ~50,000 parking spaces and over 25 million square feet in total

- Principal investing experience spanning over $1 billion in real estate



Stephanie Hogue
President and CFO

- Managing Partner of Bombe Asset Management

- Former Managing Director and Head of Global Inbound M&A with PwC Corporate Finance

- 15+ years of investment banking experience
  - Advised on over $15 billion of transaction value to-date

- Investing experience in parking assets, including over 20,000 parking spaces

…accompanied by a Board of seasoned independent directors



Brad Greiwe
Independent Director
Fifth Wall, Co-Founder

- Co-founder and Managing Partner of Fifth Wall

- Previously Co-founder and CTO of Invitation Homes (NYSE: INVH), where he developed a proprietary tech stack to support the professional management of ~80,000 homes

- Began his career at UBS, Tishman Speyer, and Starwood Capital



Jeffrey Osher
Independent Director
No Street Capital, Founder

- Founder of No Street Capital in 2018
  - Portfolio Manager of affiliated Harvest Small Cap Partners Strategy since 2005
- Existing shareholder of MIC with significant alignment of interest



Damon Jones
Independent Director
Chief of Communications at Procter & Gamble



Danica Holley
Independent Director
COO of Global Medical REIT



TBD
Independent Director
TBD



Manuel Chavez
Director and CEO



Stephanie Hogue
Director, President, and CFO

Long-tenured player in parking industry with strong leadership



05/04/15 – MVP REIT II was formed and began acquiring assets

04/03/19 – The Company announces internalization of its management

Q4 2021 – Management begins using proprietary technology to monitor real-time performance of Mobile Infrastructure's assets

Q1 2022 – Company leadership begins working with tenants to optimize asset performance and improve cash flow

TIMELINE

09/26/12 –MVP REIT I was formed and began acquiring assets throughout the U.S.

05/30/17 – Upon merging with MVP REIT II, the Company changes its name to "The Parking REIT"

08/25/21 – Bombe Asset Management acquires a majority stake in the Parking REIT. As part of the transaction, new management is put in place; changes name to Mobile Infrastructure Corp.

Q1 2022 – The Company restructures its leases, re-aligning incentives with operators and allowing it to participate in revenue uplift at each asset

Q4 2022 – Announces intention to merge with Fifth Wall Acquisition Corp. III

PROPERTY COUNT

7

30

44

Source: MIC Management.

MOBILE INFRASTRUCTURE

32

Our approach to parking



1 **ASSET PROFILE** — Assets in Top 50 MSA downtown cores with **multiple demand drivers** that have embedded upside potential

2 **ACQUISITION MARKETS** — **Add scale** to existing markets and landmark assets of scale to anchor new markets

3 **LEASE STRUCTURING** — Preference for percentage-rent leases to **capture upside** except in cases where net lease equivalent with a "**credit tenant**" is comparable

4 **ASSET MANAGEMENT APPROACH** — Onboard onto **proprietary technology** platform and drive value through **active asset management** and leveraging of data

5 **ANCILLARY REVENUE OPPORTUNITIES** — Take an **owner's mentality** and constantly evaluate opportunities for **ancillary revenue** (e.g., EV charging)

Strong financial alignment with tenant-operators

	Percentage Rent Leases	Net Lease
Upside Participation for Owner	✓	✗
Operational improvements accrue to:	Owner	Operator
Alignment of interest	✓	✗
Number of MIC Assets	29	15
Access to customer data & relationships	✓	✗

> Traditional "cost-plus" and high base fee agreements provide **little incentive to improve operations**

> High percentage rent leases **align incentives** between owners and operators

> MIC has amended over 60% of leases to provide a modified structure of **base rent plus percentage rent**

MIC's portfolio provides favorable lease composition

Lease structures combine **stable recurring rental revenue streams** and **meaningful upside capture** through active asset management



Components of Revenue

1 Percentage Rent

2 Base Rent[1]

3 Commercial and Billboard Rent[2]

Gross Parking Revenue at Property

(Less) Threshold

Available for Revenue Share

~90% to MIC ("Percentage Rent")

~10% to operator

1 **Owner-operator alignment** and **superior upside capture** through active asset management

2 **Stable recurring revenue stream** with high visibility

3 Ancillary advertising revenue and revenue from ~0.2M sq. ft. of commercial space within the portfolio



Illustrative Asset Example

2022E Gross Parking Revenue: ~$5M

(−) Threshold: $800k

= **Net Receipts: $4.2M**

$4M to MIC (95% split)

$200k to operator

(+) **$72k to MIC** Base Rent

= **$4.1M** Total Rental Income to MIC

Source: MIC Management
Notes:
1.   Note that base rent is a guaranteed and contractual fixed payment to MIC from the operator.
2.   There is one property in Minneapolis for which commercial and billboard rent is included within the "Gross Parking Revenue at Property," or where a percentage is shared with the operators.

MOBILE INFRASTRUCTURE

ATTRACTIVE IN-PLACE REVENUE PROFILE

Stable in-place revenue with base & percentage rent components

Meaningful upside participation embedded in lease structures

Strong owner-operator alignment

Highly diversified tenant base with strong demand drivers

Total Parking Revenue by Segment (YTD Q3'22 Annualized)



Event 7%
Hotel 8%
Other Parking Revenue 6%
Monthly 34%
Transient[1] 45%
~$38M Total Gross Parking Revenue

Total Rental Income to MIC Breakdown (YTD Q3'22 Annualized)



Base Rent[2] 29%
Percentage Rent[2] 71%
~$29M Total Rental Income

Source: MIC Management.
Notes:
1. Includes third-party reservations.
2. Defined on prior page.

Embedded upside in the portfolio: Case study – 1 West 7th Garage

BACKGROUND

- MIC purchased an asset within the Cincinnati CBD in January 2018 from Macy's

    - Purchase price of $14.2M

        - **Going-in cap rate of 5.8% [1]**

- Nearby demand drivers included:

    - **5 nearby hotels**, including the historic Cincinnatian Hotel

    - The Aronoff Center for the Arts, a 2,500+ seat theater

    - National headquarters of Macy's (NYSE: M), which sat atop the garage itself

- **Drove unleveraged yield[*] to 10.4%** within ~2 years of initial acquisition though asset management initiatives

- In 2021, a developer purchased the Macy's building above the garage and announced plans to convert the space into multifamily

    - The Company plans to contract with the 338 new residents for its ~$250 monthly parking pass, **which would drive parking revenue well above pre-COVID levels**

IMPACT & EXPECTED FUTURE UPLIFT



* This is a non-GAAP financial measure. Please see "Non-GAAP definitions" page for further detail.
Source: MIC Management.
Notes: "Impact of MF Development" conservatively assumes 338 units, with a ramp-up in occupancy over the course of 2024 to 94%, (from 0% in 2023), with 0.7 vehicles per unit to be contracted
1. Asset acquired in January 2018. Going-in cap rate based on trailing 12-month NOI.
2. Unleveraged yield is calculated by dividing the property's initial acquisition price by trailing 12-month NOI.
3. Asset acquired in January 2018. Revenue refers to trailing 12-month revenue.

We have built out proprietary tech for effective asset management...

... and it is just the beginning of our journey

 

WHERE WE CAME FROM

Acquired under-managed assets with **little to no underlying data** on KPIs (e.g., rate, utilization, etc.)

 

WHERE WE ARE TODAY

Built out proprietary systems and processes to collect **real-time asset performance data**

 

WHAT WE CAN DO NOW

Leverage data & insights to create actionable asset management outcomes like **dynamic pricing**

 

LOOKING FORWARD

Building a best-in-class parking platform that **unlocks asset value** and **captures upside**

Proprietary technology to drive operational efficiencies and asset-level revenue

PROPRIETARY data integration platform, Inigma, which aggregates rate, utilization, and operator data

✓ Hardware and operator agnostic

✓ Live insights into asset-level operations

✓ Facilitates data-driven asset management discussion with operators

✓ Unlock to drive dynamic pricing and active asset management



INSIGHTS driven by proprietary pKatalyst system[1]

✓ Virtual geofencing to monitor movements in/out of lots

✓ Customer intelligence from multiple sources

✓ Targeted ad campaigns

INTEGRATIONS with other technology platforms

✓ Agnostic approach allows for additional integrations and scalability

Notes:
1.   Currently in pilot phase of deployment within the MIC portfolio.

Multiple levers for new sources of ancillary revenue



Our approach to active asset management will lead us to pursue **ancillary revenue opportunities with tech-enabled businesses,** many of which are in Fifth Wall's ecosystem

- EV CHARGING
- RIDESHARE STAGING
- STORAGE
- BATTERY
- AIR RIGHTS MONETIZATION
- FLEET MGMT
- SOLAR















Asset management case study

MIC sees opportunity for both traditional and modern forms of ancillary revenue at its properties

REPRESENTATIVE ASSET – OKC BRICKTOWN

- MIC owns a 555-space garage in the heart of Oklahoma City

- Management recognized both the adjacent roadway and Chickasaw Baseball Park as perfect opportunities for "optical" traffic

  - MIC has started working with a local signing company to configure billboards on two sides of the building

  - **Expected to increase rental income to MIC by 9% and 13% in '23E and '24E, respectively** [1]



The opportunity required intimate knowledge of the asset and seeing that baseball attendees have a clear line-of-sight

FIFTH WALL'S NETWORK TO BROADEN MIC's SET OF ANCILLARY OPPORTUNITIES

FWAC has already started facilitating introductions through our network to help MIC optimize use of space and boost ancillary revenue

Source: MIC Management.
Notes:
1. Assumes one billboard contract of $150K annually, and additional contract on the stadium-facing side for $100K. Stadium-facing side has high visibility during the minor league baseball season (April – October).

MOBILE INFRASTRUCTURE

41

MOBILE
INFRASTRUCTURE

5 FRAGMENTED MARKET SHOULD LEAD TO ATTRACTIVE EXTERNAL GROWTH OPPORTUNITIES



Well-positioned to capitalize on external growth

1 Opportunity to make **accretive acquisitions** of assets that are undermanaged and not institutionally owned

2 Buy assets at **attractive cap rates** and generate **incremental yield** through MIC's robust asset management capabilities

3 Public markets currency to capitalize on **deep acquisition pipeline**

4 UP-C structure provides sellers with a **tax-efficient** liquidity option

MOBILE
INFRASTRUCTURE   43

Acquisition criteria



Origination

Institutional relationships

Boutique brokers

Network of family / mom & pop owners



Asset Selection

Embedded upside

Located in top-50 MSA; existing MIC market or large enough asset to provide immediate scale

Proximal to multiple demand drivers



Underwriting

5.5-7.5% entry cap rate

Near-term revenue growth

Healthy utilization rates



Execution

Professional operating partner

Foster relationships with nearby businesses

Upgrade digital infrastructure

Summary of pipeline

> **Robust near-term pipeline** ready for execution

Property	Region	Target Price	No. Spaces	Seller
Asset 1	Southeast	175,000,000	3,057	Inst'l - Attached Parking
Asset 2	Northeast	35,000,000	1,451	Individual Owner
Asset 3	Southwest	30,000,000	1,300	Inst'l - Attached Parking
Asset 4	Southwest	20,000,000	833	Inst'l - Attached Parking
Asset 5	Midwest	15,000,000	749	Inst'l - Attached Parking
Total		**$275,000,000**	**7,390**	

Outside of the above near-term pipeline, MIC has an additional **~$440M in assets** identified as potential future opportunities (encompassing **~9,000 spaces**)



MOBILE INFRASTRUCTURE

45

Case study – Completed Acquisition: 322 Streeter (Chicago, IL)

AT ACQUISITION

1,154 spaces

$31.4M acquisition price (Feb. 2020)[1]

~5.7% entry cap rate

$1.8M NOI* at acquisition[2]

Asset benefited from **proximity to multiple demand drivers** including hotel, office, residential, event, and government / institution



ASSET MANAGEMENT

- **$186k** in total improvement capex including LPR camera system and other enforcement mechanisms to **minimize revenue slippage**

- **Strong hotel parking rates** implemented through collaboration with tenant-operator

- Drove **~100% contract pass retention** in conjunction with **higher rates**

- Established **regular monthly meetings** and **business plan reviews** with operator

- Installed digital signage to support **dynamic pricing** and yield management strategy

- Established **multi-channel reach** to transient parkers

WHERE ARE WE NOW?

$2.6M NOI* today[3]

~8.3% stabilized cap rate

~15.2% CAGR on NOI*

6 new EV chargers planning to be installed

Additional upside through dynamic pricing strategy and near-term asset management initiatives



* NOI is a non-GAAP financial measure. Please see "Non-GAAP definitions" page for further detail.
Notes:
1. Net of $1.6M tax proration credit.
2. Represents 2019 actuals.
3. Represents Q3 YTD 2022 actuals, annualized.

MOBILE INFRASTRUCTURE   46

Potential acquisition opportunity

> Attractive opportunity **that's representative of MIC's acquisition playbook**

- Opportunity to enter a new market with immediate scale across three adjacent assets
  - Off-market portfolio, sourced by Mobile Infrastructure's management team
  - Assets are family owned and operated – leverage UP-C structure for seller tax efficiency
  - Opportunity to create uplift through institutional-grade asset management and a hands-on approach
- 8.7% entry cap rate on pre-pandemic NOI*
- MIC expects to drive NOI increases of ~7% and ~10% in 2023-2024E, respectively



Select Nearby Demand Drivers

- 🛏 Mid-market hotel
- 🏛 Government Building
- 🏛 Government Building
- 🏢 New MF Development
- 🎪 Entertainment Venue
- 🏛 Government Building
- 🛏 Upscale Hotel
- 🏢 Class-A Office

* NOI is a non-GAAP financial measure. Please see "Non-GAAP definitions" page for further detail.
Source: MIC Management.

MOBILE INFRA'S VALUE-CREATION INITIATIVES

Onboard a professional operator to drive immediate cost-savings

Upgrade analog systems with latest technology and equipment

Maximize event revenue from nearby entertainment venues

Drive usage from nearby hotels and newly developed apartments

Illustrative value creation – External growth

Illustrative incremental EBITDA[*] through external growth						
	Incremental Acquisition Volume					
	$25.0	$50.0	$75.0	$100.0	$125.0	$150.0
Acquisition Cap Rate 5.50%	$1.2	$2.5	$3.7	$5.0	$6.2	$7.4
6.00%	$1.4	$2.7	$4.1	$5.4	$6.8	$8.1
6.50%	$1.5	$2.9	$4.4	$5.9	$7.3	$8.8
7.00%	$1.6	$3.2	$4.7	$6.3	$7.9	$9.5
7.50%	$1.7	$3.4	$5.1	$6.8	$8.4	$10.1

> **Opportunities to generate substantial incremental EBITDA through external growth**

> **Create additional yield through active asset management initiatives**

* This is a non-GAAP financial measure. Please see "Non-GAAP definitions" page for further detail.
Note: Analysis above uses cap rate to calculate additional NOI, then applies a 90% margin to arrive at incremental EBITDA in order to account for incremental G&A/overhead costs.

MOBILE INFRASTRUCTURE

MOBILE
INFRASTRUCTURE

6

ATTRACTIVE FINANCIAL PROFILE WITH FLEXIBLE CAPITAL STRUCTURE

Attractive financial profile with flexible capital structure

> **Organic deleveraging** through stable recurring cash flow

> C-Corp preserves flexibility for **diverse asset management and ancillary revenue initiatives**

> C-Corp allows for retention of cash for **growth initiatives and to pay down debt**

> UP-C provides currency for **external growth**

> Potential proceeds from transaction to **drive future growth**

SETTING UP THE PLATFORM FOR SUCCESS

Our intention is to **maximize cash** at closing to help us to **fund pipeline acquisitions** and to **de-lever** the capital structure

We intend to do this through the **minimization of redemptions** and through **PIPE proceeds**



NO STREET PIPE INVESTMENT: SUMMARY OF KEY TERMS

 Commitment: $10M

 Purchase price of $10.00 per 1.2 shares.

- Effective price of $8.33 per share
- Additional 0.2M shares offset by corresponding reduction in FWAC sponsor economics

 One-sixth of shares subject to lock-up:

- 50% upon the earlier of aggregate 5-day VWAP of $16.00 and YE 2026
- 50% upon the earlier of aggregate 5-day VWAP of $20.00 and YE 2028

MOBILE INFRASTRUCTURE

51

Debt capitalization

$ in millions, unless otherwise stated

	Coupon	Maturity	As of 9/30/22	Ilustrative Pro-Forma, with Preferred Conversion	
				~$300M Cash to Balance Sheet[1]	~$162M Cash to Balance Sheet[2]
Cash & cash equivalents	-	-	5.9	298.0	160.0
Notes payable, net	4.898%[3]	Various	148.3	148.3	148.3
Revolving credit facility	6.193%	4/1/2024	72.6	72.6	72.6
Total Debt			**220.9**	**220.9**	**220.9**
Preferred Stock - Series A	7.500%[4]	-	2.9	-	-
Preferred Stock - Series 1	7.000%[4]	-	39.9	-	-
Total Debt + Preferred			**263.7**	**220.9**	**220.9**
Memo:					
(Net Debt + Pref) / 2022E EBITDA*			16.5x	nm	3.9x
(Net Debt + Pref) / 2023E EBITDA*			12.4x	nm	2.9x

* EBITDA is a non-GAAP financial measure. Please see "Non-GAAP definitions" page for further detail

Notes:

1. Pro-forma cash and cash equivalents nets out an accrued preferred dividend distribution of ~$8.3M.
2. Pro-forma cash and cash equivalents nets out an accrued preferred dividend distribution of ~$8.3M.
3. Weighed average on the basis of principal outstanding.
4. Note that upon completion of the merger with FWAC, the coupon on the Series 1 Preferred Stock is expected to decrease by 150 bps and the coupon on the Series A Preferred Stock is expected to decrease by 175 bps.

DEFINING "REVPAS" AND WHY IT MATTERS

RevPAS is "revenue per available stall" ↗

RevPAS = (Gross parking revenue / total spaces / 12) ↗

Comparable to "RevPAR" in the hospitality industry ↗

Reflects changes in rate and utilization across revenue categories ↗

> Due to **high contribution margins**, small improvements in RevPAS* have **large impacts on EBITDA***

($ in millions, unless otherwise stated)

Illustrative Monthly RevPAS[1]:	~$240

ILLUSTRATIVE VALUE CREATION THROUGH REVPAS UPLIFT				

Avg. Monthly RevPAS Uplift	$15.00	$30.00	$45.00	$60.00	$75.00
EBITDA Impact ($M)[2]	$2.5	$5.1	$7.6	$10.1	$12.7

Assumed RevPAS Uplift

Cap Rate	$15.00	$30.00	$45.00	$60.00	$75.00
5.00%	$51	$101	$152	$203	$253
5.50%	46	92	138	184	230
6.00%	42	84	127	169	211
6.50%	39	78	117	156	195
7.00%	36	72	109	145	181

* Both RevPAS and EBITDA are non-GAAP financial measures. Please see "Non-GAAP definitions" page for further detail.
Source: MIC Management.
Notes:
1. RevPAS is calculated as annual gross parking revenue generated at MIC's properties, divided by the total number of spaces, divided by 12.
2. Calculated by multiplying the uplift in RevPAS by current number of spaces. Assumes ~89% of incremental gross parking revenue flows to MIC as Rental Income under the current lease structure. Does not assume any incremental property operating expenses or G&A.

Portfolio income statement [1]

($ in thousands unless otherwise noted)	2019A	2020A	2021A	2022E [2]	2023E [3]
Property Count	45	45	45	45	44
Total Rental Income	**$29,177**	**$20,095**	**$23,634**	**$31,040**	**$35,836**
Less: Property Operating Expenses [4]	(6,118)	(6,605)	(6,772)	(8,012)	(8,252)
NOI *	**$23,060**	**$13,490**	**$16,862**	**$23,029**	**$27,584**
% of Rental Income	*79%*	*67%*	*71%*	*74%*	*77%*
Less: G&A [5]	(14,129)	(6,999)	(9,175)	(7,405)	(6,225)
EBITDA *	**$8,931**	**$6,491**	**$7,687**	**$15,624**	**$21,359**
YoY Growth	-	*(27%)*	*18%*	*103%*	*37%*

* This is a non-GAAP financial measure. Please see "Non-GAAP definitions" page for further detail.

Notes:
1. For years 2019A-2022E, the income statement above shows financial figures for MIC's 45 properties that were owned as of June 30, 2022. 2023E reflects figures for the same portfolio of properties less one property sold in September 2022.
2. Reflects actuals through September 2022 and budgeted figures for October-December. Full-year figures include the 68-stall property in Canton, Ohio, which was sold in September 2022.
3. Reflects budgeted figures for year-ending December 31, 2023. Note that 2023E budgeted figures do not include financials from the 68-space property in Canton, Ohio, which was sold in September 2022.
4. See "Non-GAAP Definitions' page for more detail.
5. See "Non-GAAP Definitions' page for more detail.

Sensitivity – Total Rental Income

> **Significant potential to grow 2023E revenue** through RevPAS* expansion or acquisition



TOTAL RENTAL INCOME TO MOBILE INFRASTRUCTURE ($M)

2019A	$29.2
2020A	$20.1
2021A	$23.6
2022E	$31.0
2023E	$35.8

Incremental Rental Income [1]

Incremental RevPAS	
$15.0	$2.5
$30.0	$5.1
$45.0	$7.6
$60.0	$10.1
$75.0	$12.7

Incremental Rental Income [2]

Incremental Acquisition Value	
$25.0	$2.1
$50.0	$4.2
$75.0	$6.3
$100.0	$8.4
$125.0	$10.6

* This is a non-GAAP financial measure. Please see "Non-GAAP definitions" page for further detail.
Notes:
1. Calculated by multiplying the uplift in RevPAS by current number of spaces, then assuming ~89% of incremental Gross Parking Revenue flows to MIC as Rental Income under the current lease structure.
2. Assumes a 6.5% acquisition cap rate. Then divides by an NOI margin of 77% to arrive at Rental Income (margin is based on budgeted 2023E figures).

Sensitivity – EBITDA*

> **High operating leverage** creates outsized benefit from organic or inorganic growth



ANNUAL EBITDA ($M)

Year	EBITDA
2019A	$8.9
2020A	$6.5
2021A	$7.7
2022E	$15.6
2023E	$21.4

Incremental EBITDA [1]

Incremental RevPAS	Incremental EBITDA
$15.0	$2.5
$30.0	$5.1
$45.0	$7.6
$60.0	$10.1
$75.0	$12.7

Incremental EBITDA [2]

Incremental Acquisition Value	Incremental EBITDA
$25.0	$1.5
$50.0	$2.9
$75.0	$4.4
$100.0	$5.9
$125.0	$7.3

* EBITDA is a non-GAAP financial measure. Please see "Non-GAAP Definitions" page for further detail.
Notes:
1. Calculated by multiplying the uplift in RevPAS by current number of spaces, then assumes ~89% of incremental Gross Parking Revenue flows to MIC as Rental Income under the current lease structure. Does not assume any incremental property operating expenses or G&A generated from revenue uplift at existing spaces.
2. Assumes a 6.5% acquisition cap rate to calculate additional NOI, then applies a 90% margin to account for incremental G&A or overhead costs from new properties.

MOBILE INFRASTRUCTURE

Revenue uplift – potential impact on EBITDA*

> Several factors, including MIC's pricing power and potential acquisitions, represent significant upside to 2023E budgeted EBITDA



Potential Upside to EBITDA

$ in thousands

Represents an increase of ~$2.00 in transient rate[2]

Chart values:
- 2023E - Budgeted EBITDA: $21.4
- Impact of Monthly Revenue's Return to 2019A Levels[1]: $3.1
- Impact of 15% Transient Rate Increase[2]: $2.8
- Potential EBITDA - Internal-Only Growth: $27.2
- Impact of $75M in Acquisition[3]: $4.4
- Potential EBITDA - Full Upside: $31.6

* EBITDA is a non-GAAP financial measure. Please see "Non-GAAP Definitions" page for further detail
Notes:
1. Assumes Monthly revenue returns to 100% of 2019A levels. Also assumes MIC receives ~89% of revenue uplift based on weighted average percentage rent terms and no incremental property operating costs.
2. Assumes 15% increase in pricing from 2023E budgeted levels, applied to 2023E implied utilization. Also assumes ~89% of revenue uplift flows to MIC with no incremental property operating costs.
3. Assumes $75M of acquisitions at an illustrative 6.5% cap rate, with a 90% margin applied to new NOI to account for incremental G&A or overhead costs.

MOBILE
INFRASTRUCTURE

57



APPENDIX

Historical financials: balance sheet

CONSOLIDATED BALANCE SHEET *(as of September 30, 2022)*		

$ in M unless otherwise stated

ASSETS		LIABILITIES & EQUITY	
Investments in real estate	449.5	Notes payable, net	148.3
(-) Accumulated depreciation and amortization	(28.9)	Revolving credit facility, net	72.6
Total investments in real estate, net	**420.6**	Accounts payable and accrued expenses	21.6
		Indemnification Liability	1.9
Fixed assets, net	0.2	Security deposits	0.1
Cash	5.9	Deferred revenue	0.4
Cash – restricted	6.7	**Total liabilities**	**244.9**
Prepaid expenses	1.0		
Accounts receivable, net	2.6	Preferred stock Series A (stated liquidation value of $2.862M)	-
Other assets	0.1	Preferred stock Series 1 (stated liquidation value of $39.881M)	-
Total assets	**437.1**	Convertible stock	-
		Common stock	-
		Warrants issued and outstanding – 1.702M	3.3
		Additional paid-in capital	193.9
		Accumulated deficit	(106.7)
		Total MIC stockholder equity	**90.6**
		Noncontrolling interest	101.6
		Total equity	**192.2**
		Total liabilities and equity	**437.1**

Historical financials: income statement

$ in thousands

Consolidated Income Statement							
	2019	2020	2021	Q1 '22	Q2 '22	Q3 '22	2022 YTD
Total revenues to MIC	**$22,794**	**$16,594**	**$20,424**	**$6,380**	**$7,405**	**$8,418**	**$22,203**
Total operating expenses	(5,578)	(6,295)	(6,965)	(2,673)	(2,575)	(2,413)	(7,661)
Other income and expenses	(59,712)	(34,348)	(25,820)	(7,985)	(8,827)	(10,601)	(27,413)
Net income	**($42,496)**	**($24,049)**	**($12,361)**	**($4,278)**	**($3,997)**	**($4,596)**	**($12,871)**
Plus: Depreciation & amortization	5,172	5,206	5,850	1,967	2,021	2,137	6,125
Plus: Impairment	1,452	14,115	-	-	-	-	-
Plus: Non-recurring expenses	32,255	3	-	958	1,567	2,168	4,693
Plus: Interest expense	9,513	9,274	9,536	2,539	3,168	3,387	9,094
Less: Non-operating income	(2,809)	(1,249)	1,259	(15)	(343)	(71)	(429)
EBITDA[*]	**$3,087**	**$3,300**	**$4,284**	**$1,171**	**$2,416**	**$3,025**	**$6,612**

* EBITDA is a non-GAAP financial measure. Please see "Non-GAAP Definitions" page for further detail

Non-GAAP Definitions

1. **Property operating expenses**: Includes real estate taxes and insurance and may exclude other operating expenses such as repairs and maintenance expense, certain legal fees and bad debt expense, which MIC considers to be nominal in future periods

2. **General & administrative expenses**: Includes corporate overhead, legal and professional fees and other expenses necessary to conduct our business. General & administrative expenses excludes certain non-cash compensation costs and other certain non-recurring, project-based costs

3. **NOI**: NOI or net operating income is calculated as total rental income less property operating expenses and differs from other measures of net operating income because it excludes other operating expenses

4. **EBITDA**: EBITDA is calculated as NOI less general & administrative expenses

5. **RevPAS**: RevPAS refers to "revenue per available stall." It is an average measure of contracted rate and utilization at MIC properties over a specified time period. We define RevPAS as annual gross parking revenue divided by the total number of spaces in the portfolio, divided by 12 (please note that this calculation represents a *monthly* RevPAS figure)